UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number 1-14542

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

Room B 7/Fl., No.132

Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto as exhibit 99.1 is a press release issued by the registrant on December 6, 2011 announcing the registrant’s unaudited consolidated financial results for the third quarter ended September 30, 2011.

Exhibit 99.1	Press Release, dated December 6, 2011, announcing unaudited consolidated financial results for the third quarter ended September 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Date: December 16, 2011

Exhibit 99.1	Press Release, dated December 6, 2011, announcing unaudited consolidated financial results for the third quarter ended September 30, 2011.